Filed by NexPoint Diversified Real Estate Trust
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: NexPoint Diversified Real Estate Trust
Commission File No.: 001-32921
File No. of Related Registration Statement: 333-284099

NEXPOINT

HOSPITALITY TRUST

PROXY SOLICITED BY THE MANAGEMENT OF NEXPOINT HOSPITALITY TRUST

For use at the Annual and Special Meeting of Unitholders to be held on February 21, 2025

The undersigned unitholder of NEXPOINT HOSPITALITY TRUST ( the “REIT”) hereby appoints Neil Labatte, Lead Trustee of the board of trustees of the REIT, or, instead of him, _____________________ as proxy of the undersigned, with power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Unitholders of the REIT (the “Meeting”) to be held on February 21, 2025 at 10:00 a.m. (Toronto time) via live webcast online at https://virtual-meetings.tsxtrust.com/1736 (password: nexpoint2025) and at every adjournment thereof in the same manner and to the same extent and with the same power as if the undersigned were present at the Meeting or any adjournment thereof and the undersigned revokes any former instrument appointing a proxy for the undersigned at the Meeting or any adjournment or adjournments thereof.

Without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as indicated below:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.	To elect as trustees each of the persons nominated in the accompanying management information circular (the “Circular”), namely:

	VOTE FOR	WITHHOLD VOTE
James Dondero	☐	☐
Neil Labatte	☐	☐
Graham Senst	☐	☐
Jerry Patava	☐	☐

2.	To appoint the auditor of the REIT as set out in the accompanying Circular, and to authorize the trustees to fix the auditor’s remuneration.

VOTE FOR ☐	WITHHOLD VOTE ☐

3.

To pass an ordinary resolution authorizing and approving certain amendments to the convertible promissory notes issued by the REIT between September 2019 and May 2021, as more particularly described in the accompanying Circular.

VOTE FOR ☐	VOTE AGAINST ☐

4.

To pass an ordinary resolution authorizing and approving certain amendments to the convertible promissory notes issued by CDOR Option Sub, LLC on October 30, 2020 and December 22, 2020, as more particularly described in the accompanying Circular.

VOTE FOR ☐	VOTE AGAINST ☐

5.

To pass a special resolution approving certain transactions contemplated in the merger agreement among, inter alia, the REIT and NexPoint Diversified Real Estate Trust made as of November 22, 2024, as more particularly described in the accompanying Circular.

VOTE FOR ☐	VOTE AGAINST ☐

DATED this_______day of _____________________, 2025.

Name of Unitholder (please print)	Signature of Unitholder	Number of Units Held

If any amendments or variations of the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations of such other matters in accordance with the best judgement of such person.

Notes:

1.

Unitholders are entitled to vote at the Meeting either in person or by proxy. To vote Units personally at the Meeting, unitholders must submit the proxy appointing themselves as proxyholder. A proxy must be dated and signed by the unitholder or by the unitholder’s attorney duly authorized in writing. Unitholders should sign this form of proxy exactly as the units are registered. A unitholder should indicate his or her full title if signing as attorney, executor, administrator, trustee or guardian. When units are held by joint tenants, both should sign. If the unitholder is a partnership, the partnership name should be signed by an authorized person. If the unitholder is a corporation, this form of proxy must be executed by an authorized officer who must sign the full corporate name. If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the REIT.

2.

Each unitholder has the right to appoint a person to represent him or her and to attend and act for such unitholder on such unitholder’s behalf at the meeting other than the persons specified herein. Such right may be exercised by striking out the names of the persons specified in the form of proxy, and inserting in the space provided the name of the person to be appointed. Such person need not be a unitholder of the REIT.

3.

The Units represented by this proxy will be voted in accordance with the instructions of the unitholder on any ballot that may be called for. In the absence of direction, this proxy will be voted in favour of each of the matters referred to herein.

4.

A completed proxy must be delivered by mail to TSX Trust, P.O. Box 721, Agincourt, Ontario, M1S OA1, Attention: Proxy Department; by facsimile to 1-416-595-9593; by email to proxyvote@tmx.com with a scanned copy of your completed form of proxy; or electronically online with your 12 digit control number at www.meeting-vote.com, by no later than 10:00 a.m. (Toronto time), on February 19, 2025 or in the case of any adjournment of the Meeting, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The Chairperson of the meeting has the right to accept or reject any late proxies, or to waive or extend the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

Additional Information and Where to Find It

In connection with the merger transaction (the “Transaction”) pursuant to which NexPoint Hospitality Trust (“NHT”) and certain of its subsidiaries will merge with and into certain subsidiaries of NexPoint Diversified Real Estate Trust (the “Company”), the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) containing an information circular/prospectus (the “Information Circular”). The Registration Statement and Information Circular each contain important information about the Company, NHT, the Transaction and related matters. UNITHOLDERS OF NHT ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION CIRCULAR AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, NHT, THE TRANSACTION, AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Investors and security holders may also obtain these documents, free of charge from the Company at https://nxdt.nexpoint.com or by emailing ir@nexpoint.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, assumptions and beliefs. Forward-looking statements can often be identified by words such as “anticipate,” “estimate,” “expect,” “intend,” “may,” “should” and similar expressions, and variations or negatives of these words. They are not guarantees of future results and forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement, including those described in greater detail in our filings with the SEC, particularly those described in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company’s other filings with the SEC for a more complete discussion of risks and other factors that could affect any forward-looking statement. The statements made herein speak only as of the date of this communication and except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.